Atento Announces That It Has Successfully Raised New Financing from Existing Investors

•	This new round of capital together with the financing announced on February 3, 2023, will provide Atento with additional operating liquidity and financial flexibility to address its near-term financial liabilities.

•	This capital raise is a key milestone and significant step toward strengthening Atento's liquidity position.

NEW YORK, February 15, 2023 –Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the world’s largest providers of customer relationship management services and business process outsourcing (CRM / BPO), announced today that it has reached an agreement with certain existing investors to provide additional financing to the group.

Further to the announcement made on February 3, 2023, a group of existing investors have agreed to provide Atento with a new financing commitment that will address the company’s near-term liabilities and provide the company with additional financial flexibility. The total capital raised is approximately $40 million.

Further details of the transaction, including copy of the relevant agreements, will be disclosed in the coming days.

Subject to the fulfillment of customary conditions precedent (CPs), including certain third-party consents, this latest transaction will provide Atento with additional operating liquidity and financial flexibility in the coming months, while the Company continues to advance the transformation of its operational core and to further strengthen its financial position in the medium term.

Atento intends to pay its coupon payment obligations under its senior secured notes due 2026 and all associated hedge payments upon completion of the new financing.

In parallel with the completion of this transaction, Atento continues to execute its business plan while maintaining a strong positive growth trend in EBITDA margin. Additionally, the Company remains focused on its +400 blue chip clients across sixteen countries and fulfilling its mission to deliver exceptional customer experiences through the combination of innovation, advanced technologies and the human touch.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 16 countries where it employs approximately 135,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a “star performer”. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about completion of the additional financing, Atento’s liquidity and financial position, and Atento’s transformation plan. These statements reflect only Atento’s current expectations and are not guarantees of future outcomes, performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, obtaining required consents from third-parties and satisfying other conditions precedent for the additional financing that might be outside Atento’s control; actions by Atento’s lenders and other financing sources; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The securities being issued in connection with the transactions described herein have not and will not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release is not an offer of any securities for sale or solicitation of an offer to buy any securities.

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